Exhibit 99.1

Four Seasons Education Announces Change to American Depositary Share Ratio

SHANGHAI, June 10, 2022 (PRNewswire) – Four Seasons Education (Cayman) Inc. ("Four Seasons Education" or the "Company") (NYSE: FEDU), today announced that it will change the ratio of its American depositary shares (“ADSs”) representing its ordinary shares from two (2) ADSs representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares.

For Four Seasons Education’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-twenty reverse ADS split. There will be no change to the Company’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the change in ADS ratio. The Company will file a post-effective amendment to its registration statement on Form F-6 with the United States Securities and Exchange Commission (“SEC”) to reflect the change in the ADS ratio. The effect of the ratio change on the Company’s ADS trading price on the New York Stock Exchange (the “NYSE”) is expected to take place on or about June 21, 2022 (U.S. Eastern Time).

Each ADS holder of record at the close of business on the date when the change in the ADS ratio is effective will be required to surrender their ADSs to the Company’s depositary bank, Deutsche Bank Trust Company Americas, for cancellation and exchange in the ratio of every twenty (20) existing ADSs for one (1) new ADS. Four Seasons Education’s ADSs will continue to be traded on the NYSE under the symbol “FEDU”.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

The purpose of the ADS ratio change is to increase the Company’s ADS trading price to be in compliance with the NYSE’s trading price requirements. As a result of the change in the ADS ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS ratio will be equal to or greater than twenty times the ADS trading price before the change or that the Company will be able to satisfy the NYSE’s trading price or other continued listing requirements.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and improve students' comprehensive performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchanges, including its ability to cure any non-compliance with the NYSE's continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai-based education company dedicated to providing comprehensive educational services. The Company's vision is to unlock students' intellectual potential through high quality and effective education that can profoundly benefit students. The Company's proprietary educational service offerings are designed to cultivate students' interests and enhance their cognitive and logical thinking abilities. The Company's faculty is led by a group of experienced senior educators, including recognized scholars and award-winning teachers. Over the years, the quality of the Company's educational services has been demonstrated by its student outstanding performance.

For more information, please visit http://ir.sijiedu.com.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com